SANDVIK

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom, +46 26 260 10 30

Our date
2008-10-09

Your date

Our reference

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to divest Sandvik Calamo, dated 9 October 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dlw 10/29

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Sandvik to divest Sandvik Calamo

Sandvik has reached an agreement with German company Dockweiler Edelstahl GmbH to divest Sandvik Calamo, a product unit within the Sandvik Materials Technology business area.

Sandvik Calamo is a supplier of electro-polished tube products, primarily to the electronics industry. The unit, which is located in Molkom, Sweden, has 36 employees and sales of approximately SEK 65 M.

The focus of the operations will remain unchanged and all employees will be transferred to the new owner. The products will be sold through the existing sales network, mainly via Sandvik's sales units.

Dockweiler is a world leader within tube systems for such applications as semiconductor manufacturing.

"The sale of Sandvik Calamo is part of our efforts to phase out operations outside the defined core business of Sandvik Materials Technology," says Peter Gossas, President of Sandvik Materials Technology.

The divestment is expected to be concluded in October 2008.

Sandviken, 9 October 2008

Sandvik AB; (publ)

For further information, contact Peter Gossas, President of Sandvik Materials Technology business area, tel: +46 26 26 33 33 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, tel: +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2007 about 47,000 employees and representation in 130 countries, with annual sales of more than SEK 86,000 M.

Sandvik Materials Technology is a business area within the Sandvik Group and a world-leading manufacturer of high value-added products in advanced stainless materials, special alloys, metallic and ceramic resistance materials, as well as process plants. Annual sales 2007 were about SEK 22,500 M with 9,100 employees. The product areas comprises Tube, Strip, Wire, Kanthal, Process Systems and Sandvik MedTech.

END